SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	September	2009
Commission File Number	001-15016

MDS Inc.
(Translation of registrant’s name into English)

2810 Matheson Blvd. East, Suite 500
Mississauga, Ontario Canada L4W 4X7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

No.	Document

1	Material Change Report, dated September 11, 2009.

2	Stock and Asset Purchase Agreement, dated as of September 2, 2009 (the "SAPA").

3	Exhibit A to the SAPA.

4	Exhibit B to the SAPA.

5	Exhibit C to the SAPA.

6	Exhibit D to the SAPA.

7	Exhibit E to the SAPA.

8	Exhibit F to the SAPA.

9	Seller's Disclosure Schedule in connection with the SAPA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDS Inc.
(Registrant)

Date:	September 11, 2009	By:	/s/ Peter E. Brent
Name: Peter E. Brent Title: Senior Vice-President, Legal and Corporate Secretary